

June 29, 2012

<u>Via E-mail</u>
Raymond F. Lancy
Chief Financial Officer
Bridgford Foods Corporation
1308 N. Pratt Street
Anaheim, CA 92801

>   **Re: Bridgford Foods Corporation**
>   **Form 10-K for Fiscal Year Ended October 28, 2011**
>   **Filed January 17, 2012**
>   **File No. 000-2396**

Dear Mr. Lancy:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended October 28, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11</u>

1. We note in the letter to shareholders of your 2011 annual report (i) your continued elimination of unprofitable products and operations during the year and continued reorganization of portions of your dry-sausage and meat snack distribution operations and the impact of the high costs of petroleum products on the company's achievements in the areas of cost-cutting and new product development that caused unprofitable results for the year. We further note within the "Impact of Inflation" section of your Form 10-K that fuel prices have had a significant impact on your profitability over the last two years. However, it does not appear that there is any discussion and analysis of the above factors in the MD&A of the Form 10-K and recent interim period filings. Please expand your disclosure to discuss the impact of each of these factors on your operations, results of operations, including margins, and cash flows as appropriate for each period affected. In regard to reorganization and new product efforts, discuss your assessment (i.e., whether or not successful) of these efforts on

past periods completed, and your expectations about the continuation of these efforts and their impacts on future periods.

2. Please revise your filing to discuss the reason for changes in unit volume/sales indicated as a factor affecting your revenues, for example, new customers obtained or loss of existing customers, increased or reduced demand of existing customers and the associated underlying reason, etc.

Cost of Products Sold and Gross Margin

3. We note that one of the factors attributable to the decline in your gross margin is from the company's shift to plant to customer warehouse direct shipments rather than using your direct store delivery system. Please explain to us and disclose (i) what each of these delivery methods entails, (ii) the factors that cause a higher/lower margin of each method relative to the other, (iii) the reason(s) for the shift in the delivery method, (iv) the continuation of this shift, (v) the impact on results and margins of subsequently completed interim periods, (vi) the expected impact on the results and margins of future interim and annual periods.

Selling, General and Administrative Expenses, page 13

4. We note that "other" comprises a significant portion of the amount of selling, general and administrative expenses. Please tell us and disclose here and/or in the notes to the financial statements the components and amounts thereof that make up this portion and discuss here gross changes in any component that materially impacts your results, whether or not offset by a change in another component.

Liquidity and Capital Resources, page 14
Cash Flow from Operating Activities

5. Please discuss the underlying reasons that contributed to the material changes in cash provided by operating activities for comparative periods. Note that references to changes in line items in the statements of cash flows may not provide a sufficient basis for a reader to analyze the impact in terms of cash. For example, you reference significant increases in accounts receivable as one of the primary factors causing operating cash flows in 2011 to decrease; however, you do not discuss the underlying reasons that caused the significant change in accounts receivable or why cash was so affected. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. You should also discuss the reason for negative (for example, for fiscal 2011 and second quarter fiscal 2012) or relatively low level (for example, year to date second quarter fiscal 2012) operating cash flow and your expectations of negative or low level of operating cash flows in future periods.

6. We note in Note 3 in the Form 10-Q filed for the interim period ended April 13, 2012 that the company purchases bulk flour under short-term fixed price contracts which obligate the company to purchase specific quantities at fixed prices, and that if agreed quantities are not purchased within the specified contract period, automatic price increases are imposed. As higher flour costs have been one of the primary contributors impacting your gross margin, it appears that these contracts may have had a material impact on your operations. Please discuss the impact of these contracts on your results and cash flows, in particular if you are paying higher costs as a result of these contracts relative to market costs existing during the term of the contracts. If quantities under these contracts are unmet at period end, or are expected to be unmet in future periods, discuss the expected impact on your results, financial condition and cash flows. In connection with this, please explain to us your consideration of Accounting Standards Codification 330-10-35-17 and 18 with respect to these contracts that represent firm purchase commitments.

Form 10-Q for the Fiscal Period Ended April 13, 2012
Critical Accounting Policies, page 11

7. Please identify and discuss the material factors within each policy and/or estimate cited that are subject to judgment and estimate and that are most sensitive to change. Your disclosure should address how you determine that amounts to record based on such factors are appropriate under the circumstances. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Item 9A. Controls and Procedures, page 17

8. Please revise your annual and interim period disclosures of what controls and procedures consist of pursuant to the Exchange Act to include that such procedures are designed "to allow timely decisions regarding required disclosure."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

● the company is responsible for the adequacy and accuracy of the disclosure in the filing;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding the comments and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief